Suite 615 – 700 West Pender Street
Vancouver, BC, V6C 1G8
Tel.: (604) 682-4002
Fax: (604) 682-4003

November 30, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Corp. Closes C$20 Million Bought Deal Offering of Units

Vancouver, BC - Timmins Gold Corp. (“Timmins Gold” or “the Company”) (TSX:TMM, NYSE MKT:TGD) is pleased to confirm closing of its previously announced bought deal offering of 36,400,000 units of the Company (the “Units”), at a price C$0.55 per Unit for gross proceeds to the Company of approximately C$20 million (the “Offering”).

The Units were issued in a public offering in all of the provinces of Canada, other than Quebec, pursuant to a short form prospectus dated November 28, 2016.

Each Unit consists of one common share of Timmins Gold (each, a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder to acquire one common share of Timmins Gold at a price of C$0.70 at any time prior to May 30, 2018.

In addition, Timmins Gold has granted the Underwriters an option, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering, to purchase up to an additional 15% of the number of Units solely to cover over-allotments, if any, and for market stabilization purposes. The Underwriters can elect to exercise the option for Units, Common Shares only, or Warrants only, or any combination thereof.

The Company intends to use the net proceeds of the Offering for exploration, preconstruction activities at the Ana Paula project and for working capital purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Contacts:

Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.